Exhibit 99.1

July 9, 2015	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS RELEASE

GREAT PANTHER SILVER UPDATES MINERAL RESOURCES AT TOPIA MINE

GREAT PANTHER SILVER LIMITED (TSX: GPR)(NYSE MKT: GPL) (“Great Panther”, the “Company”) provides an update to the Mineral Resource Estimate (“MRE”) at the Company's 100% owned Topia Silver-Gold-Lead-Zinc Mine operation in Durango, Mexico.

Highlights of the updated Mineral Resource Estimate:

•	Measured & Indicated (“M&I”) mineral resources increased by 41%, year over year, to 346,200 tonnes grading 624g/t silver, 1.31g/t gold, 4.50% lead and 4.19% zinc, containing 11.58 million silver equivalent ounces ("Ag eq oz")
•	Inferred mineral resources increased by 29%, year over year, to 357,400 tonnes grading 592g/t silver, 1.31g/t gold, 3.44% lead and 3.96% zinc, containing 11.05 million Ag eq oz

“The significant increase in the Topia Mineral Resource Estimate reflects continual refinements and improvements in our resource model,” stated Robert Archer, President & CEO. “The improved modeling, successful in-vein development and better reconciliation between the geological model and actual mine output resulted in an increase in estimated tonnage and contained ounces, in spite of a notable drop in the silver price. In addition, our operations team continues to convert Inferred resources to M&I resources through underground development and sampling, underpinning the long mine life at Topia.”

Table 1: Mineral Resource Estimate

Topia Mine Mineral Resource Estimate, effective date November 30, 2014
Category	Tonnage	Ag g/t	Au g/t	Pb %	Zn %
Total Measured	180,400	606	1.44	4.26	4.52
Total Indicated	165,800	644	1.17	4.75	3.82
Total Measured & Indicated	346,200	624	1.31	4.50	4.19
Total Inferred	357,400	592	1.31	3.44	3.96

Notes:

1.	CIM Definitions were followed for Mineral Resources.
2.	Mineral Resources are reported using different Net Smelter Return (NSR) cut-off values for the different mines as follows: US$167/t for the 1522 Mine, US$197/t for Argentina, US$153/t for Durangueno, US$189/t for Hormiguera, US$196/t for Recompensa, US$173/t for El Rosario, and US$204/t for La Prieta.
3.	Area-specific bulk densities are as follows: Argentina - 3.06t/m3; 1522 - 3.26t/m3; Durangueno - 3.12t/m3; El Rosario - 3.00t/m3; Hormiguera - 2.56t/m3; La Prieta - 2.85t/m3; Recompensa - 3.30t/m3.
4.	A minimum mining width of 0.30 metres was used.
5.	Mineral Resources are estimated using metal prices of: US$1,200/oz Au, US$17.00/oz Ag, US$0.90/lb Pb, and US$0.95/lb Zn. Silver equivalent calculations used the same metal pricing and 2014 recoveries of 89.9% for Ag, 56.4% for Au, 94.0% for Pb and 92.3% for Zn.
6.	Totals may not agree due to rounding.

Table 2: Contained metal (all veins)

Category	Tonnage	Ag oz	Au oz	Pb lbs	Zn lbs	Ag eq oz
M&I Resource	346,200	6,950,000	14,560	34,320,000	31,950,000	11,580,000
Inferred Resource	357,400	6,810,000	15,060	27,140,000	31,240,000	11,050,000

Table 3: Percentage change 2014 over 2013

Category	2014 Ag eq oz	2013 Ag eq oz	Change
M&I Resource	11,580,000	8,190,000	+41%
Inferred Resource	11,050,000	8,560,000	+29%

The updated MRE was classified according to the CIM Definition Standards on Mineral Resources and Mineral Reserves and, as such, is consistent with the requirements of NI 43-101. It has an effective date of November 30, 2014 and replaces the previous estimate completed by Great Panther Silver Limited (Brown, R.F. and Sprigg, L.) in 2013. Reporting delays were caused by challenges relating to the complexity of the multiple vein zones at Topia.

This MRE provides an update for 40 veins from nine mining areas. It is based on an approximate average Net Smelter Return ("NSR") cut-off value of US$180/tonne, corresponding to 2014 mining, processing, concentrate shipment and treatment, and general and administrative costs for each mining area. Capping of grades and a minimum true width of 0.30 metres were individually applied to each of the veins making up the summary in Table 1 above.

While most of the current resource base came from Great Panther's diamond drilling and underground development, the resource estimated for certain veins on the property (e.g. Argentina) came largely from the verification of Peñoles' sampling on levels that are planned for access in 2015 and later, and are still intact. The majority of Great Panther's mining to date has come from new mine development on veins reported in these estimates. The new total contained metal for the mineral resource categories is shown in Table 2 above.

Due to the steep topography and the nature of the narrow veins at Topia, surface drilling is typically widely spaced and is used as a guide for underground development by locating and confirming structural continuity and grade, while development by drifting, sampling, and some underground drilling along the veins defines the M&I mineral resource. Accordingly, surface drilling is used to determine Inferred resources.

The 40 veins or vein segments from which this MRE was derived, were wire-framed using Leapfrog software.  A minimum 0.30 metre width was set to the wire-frames.  Geological interpretation of the veins was based on detailed level mapping along the veins, surface and underground drilling, and the insights of the site mine geologist.  The block modelling was conducted using MicroMine software and the Inverse Distance Cubed grade estimation method.  The grade of samples less than 0.30 metres in length/width was diluted to the minimum true width of 0.30 metres. The NSR calculation was then completed on diluted and capped block model assays.

Analysis of underground mine samples is completed on site, with check assays and drill-core sample assays performed by the independent SGS Minerals Services laboratory at the Company's Guanajuato Mine Complex, Mexico. The Company's QA/QC program includes the regular insertion of blanks and standards into the sample shipments, diligent monitoring of assay results, and necessary remedial actions. Silver was completed with AAS12B technique, with over-limits (300g/t) completed by FAG323. Gold was completed with FAA313 technique, with over-limits (10g/t) completed by FAG323. Lead, zinc, copper, arsenic and antimony assays were completed using atomic absorption spectroscopy. At the Topia Mine laboratory, silver, gold, lead, zinc, and iron assays are completed using atomic absorption spectroscopy. Silver (300g/t) and gold (10g/t) over-limits are completed by fire-assay. Robert F. Brown, P. Eng. and Vice-President of Exploration for Great Panther Silver and its wholly owned Mexican subsidiary, Minera Mexicana El Rosario, S.A. de C.V., is designated as the Qualified Person for the Topia Mine under the meaning of NI 43-101, and has reviewed this news release.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL. Great Panther’s current activities are focused on the mining of precious metals from its two wholly-owned mining operations in Mexico: the Guanajuato Mine Complex, which includes the San Ignacio satellite mine, and the Topia Mine in Durango. Recently, the Company signed a two-year option agreement to acquire a 100% interest in the Coricancha Mine Complex in the central Andes of Peru and, through the acquisition of Cangold Limited, now holds an option to acquire a 100% interest in the advanced stage Guadalupe de los Reyes Project in Mexico.

Robert Archer President & CEO

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements may include but are not limited to the Company's plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company's Annual Information Form for the year ended December 31, 2014 and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

For more information, please contact:

Spiros Cacos

Director Investor Relations

Toll free: 1 888 355 1766

Tel: +1 604 638 8955

scacos@greatpanther.com

www.greatpanther.com